

July 24, 2006

Via Facsimile (312) 993-9767 and U.S. Mail

Richard S. Meller, Esq.
Latham & Watkins
233 S. Wacker Drive, Suite 5800
Chicago, Illinois 60606

   Re: Laidlaw International, Inc.
     Schedule TO-I filed July 10, 2006, as amended
     File No. 5-37254

Dear Mr. Meller:

  We have reviewed the above-referenced filing and have the following comments:

Offer to Exchange

Section 4. Withdrawal Rights, page 15

1. To avoid any potential confusion, please revise the disclosure pertaining to the procedure by which security holders may tender shares at different prices. For example, are stockholders required to submit separate notices of withdrawal for each portion of shares tendered at a different price?

Conditions of the Offers, page 19

2. We note that you reserve the right to terminate the offer in the event a condition is triggered regardless of the circumstances. Allowing acts or omissions by the company to trigger a condition to the offer may render the offer illusory in that the circumstances giving rise to the existence of a condition are within the control of the company. Please revise your disclosure accordingly.

3. Refer to your statement reserving the right to "waive any of the conditions of the offer, in whole or in part." Please revise to clarify that in the event you waive a condition, you will waive it for all holders.

Incorporation by Reference, page 21

4. In the second paragraph of this section, you attempt to incorporate by reference any future documents or reports filed from the date of this offer until it is completed. However, Schedule TO does not permit such "forward" incorporation by reference. If

the information provided to shareholders in the Offer to Purchase materially changes, you are under an obligation to amend the Schedule TO to update it and to disseminate the new information to shareholders in a manner reasonably calculated to inform them about the change. Please revise the disclosure accordingly.

<u>Closing Comments</u>

As appropriate, please amend your documents in response to these comments. You may wish to provide us with marked copies of the amendment, if required, to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- you are responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
- you may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please direct any questions to me at (202) 551-3345.

Sincerely,

Michael Pressman
Special Counsel
Office of Mergers
and Acquisitions